Exhibit 5.1

LAS VEGAS OFFICE 3800 Howard Hughes Parkway Seventh Floor Las Vegas, NV 89169 Tel: 702.792.7000 Fax: 702.796.7181 RENO OFFICE 5585 Kietzke Lane Reno, NV 89511 Tel: 775.852.3900 Fax: 775.852.3982

SUMMERLIN OFFICE

3425 Cliff Shadows Parkway

Suite 150

Las Vegas, NV 89129

Tel: 702.693.4260

Fax: 702.939.8457

CARSON CITY OFFICE

510 W. Fourth Street

Carson City, NV 89703

Tel: 775.882.1311

Fax: 775.882.0257

LAS VEGAS OFFICE info@kkbrf.com

June 5, 2008

Far East Energy Corporation

363 N. Sam Houston Parkway E

Suite 380

Houston, TX 77060

Ladies and Gentlemen:

In connection with the issuance by Far East Energy Corporation, a Nevada corporation (the “Company”), of an aggregate of 6,400,000 shares (the “Shares”) of its common stock, par value $.001 per share (“Common Stock”) and a warrant or warrants to purchase a total of an additional 2,240,000 shares of Common Stock (the “Warrant”) pursuant to (i) its Registration Statement on Form S-3 (Registration No. 333-132631) (the “Registration Statement”), which was filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), and (ii) the related prospectus dated May 8, 2006, as supplemented by the prospectus supplement or supplements relating to the sale of the Shares dated June 2, 2008 and June 4, 2008 (as so supplemented, the “Prospectus”), as filed by the Company with the Commission pursuant to Rule 424(b)(5) under the Act, certain legal matters with respect to the Shares are being passed upon for the Company by us as special Nevada corporate counsel. At your request, this opinion is being furnished to you for filing as Exhibit 5.1 to the Company’s Current Report on Form 8-K to be filed with the Commission on the date hereof (the “Form 8-K”).

In connection with this opinion letter, we have examined and relied upon copies of the following documents, together with such other documents as we deemed necessary or advisable to render the opinions herein expressed:

i. The articles of incorporation and bylaws of the Company as are currently in effect.

ii. A certificate of the Company as to certain factual matters, including adoption of certain resolutions of the board of directors and a committee thereof.

iii. The Stock Subscription Agreements or Purchase Agreements, if any, among the Company and certain purchasers named therein relating to the sale of the Shares and the Warrant (collectively, the “Purchase Agreement”).

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iv. The Warrant Agreement, dated as of May 30, 2008, between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”).

v. The form of Warrant.

In our examinations we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, and the conformity to original documents and completeness of all documents submitted to us as certified or photostatic, facsimile or electronic copies and the authenticity of the originals of such certified or copied documents. We have further assumed that each of the Purchase Agreement, the Warrant Agreement, and the Warrant has been duly executed and delivered by the parties and is valid and legally binding on the parties. As to certain matters expressed herein, we have relied upon and assumed the accuracy and completeness of certificates and reports of various state authorities and public officials and of the Company.

We are admitted to the Bar of the State of Nevada, and in rendering our opinions hereinafter stated, we have relied on the applicable laws of the State of Nevada, as those laws presently exist and as they have been applied and interpreted by courts having jurisdiction within the State of Nevada. We are not members of the Bar of any state other than the State of Nevada, and, therefore, except for the laws of the State of Nevada, we express no opinion as to the laws of any other state, federal laws of the United States of America, or other jurisdiction.

Based upon the foregoing and in reliance thereon and subject to the assumptions exceptions, qualifications and limitations set forth herein, we are of the opinion that:

1.	The Shares have been duly authorized, and when issued and delivered against payment of the purchase price therefor in accordance with the Purchase Agreement and the Prospectus, will be validly issued, fully paid and nonassessable.

2.	The Warrant has been duly authorized and when issued and delivered pursuant to the terms of the Warrant Agreement against payment of the consideration therefor in accordance with the Purchase Agreement and the Prospectus, will be validly issued.

3.	The shares of Common Stock underlying the Warrant have been duly authorized and after valid issuance of the Warrant, such shares will be, when issued and delivered upon exercise of the Warrant pursuant to the terms of the Warrant and the Warrant Agreement and payment of the exercise price therefor, validly issued, fully paid, and nonassessable.

This opinion letter speaks as of its date. We disclaim any express or implied undertaking or obligation to advise of any subsequent change of law or fact (even though the change may affect the legal analysis or a legal conclusion in this opinion letter). This opinion letter is limited to the

Far East Energy Corporation June 5, 2008 Page 3

matters set forth herein, and no opinion may be inferred or implied beyond the matters expressly stated herein. We consent to the filing of this opinion letter as an exhibit to the Form 8-K and the reference to our firm under the heading “Legal Matters” in the Prospectus.

Sincerely,

/S/ KUMMER KAEMPFER BONNER RENSHAW & FERRARIO KUMMER KAEMPFER BONNER RENSHAW & FERRARIO

cc: Baker & McKenzie LLP